Q2 2012 EARNINGS RELEASE
July 24, 2012
PENTAIR
Filed by Pentair, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Pentair, Inc.
Registration Number: 333-181250

Caution Concerning Forward-Looking Statements
This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”,
“estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair’s or Tyco
Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives,  expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.
Additional Information
The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. On May 8, 2012, Tyco
Flow filed with the SEC a registration statement on Form S-4, as subsequently amended, containing a preliminary proxy statement/prospectus regarding the Merger. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-1, as subsequently amended, containing a preliminary prospectus and Tyco filed with the SEC a preliminary proxy statement, as subsequently amended, regarding the Distribution. The preliminary proxy statement/prospectus regarding the Merger, the preliminary prospectus regarding the Distribution and the Tyco preliminary proxy statement are available free of charge on the SEC’s website at
www.sec.gov. Pentair plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Merger and Tyco plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Distribution. Shareholders are urged to read the Form S-4 containing the preliminary proxy statement/prospectus, the Form S-1 containing the preliminary prospectus and the Tyco preliminary proxy statement, which are available now, and the Form S-4 containing the definitive proxy statement/prospectus regarding the Merger, the Form S-1 containing the definitive prospectus regarding the Distribution and the Tyco definitive proxy statement and any other relevant documents when they become available, because they will contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions. The definitive proxy statement/prospectus relating to the Merger, the definitive prospectus relating to the Distribution, the Tyco definitive proxy statement and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations
Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9
Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.
Participants in the Solicitation
Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and Tyco Flow’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus relating to the Merger, which was filed with the SEC on May 8, 2012, as subsequently amended. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended
September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and Tyco’s preliminary proxy statement, which was filed with the SEC on May 8, 2012, as subsequently amended. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available.
FORWARD-LOOKING STATEMENTS
PENTAIR

Adj. Op Income Up 11%
Adj. Op Margins 14.3% … Up 100 bps
• Volume/Acq. (0.6 pts.)
• Price/Productivity +3.5 pts.
• Inflation (1.6 pts.)
Adj. EPS Up 11%
• Adj. Effective Tax Rate ~28%
• Net Interest Up ~$1M
Q2 Free Cash Flow of $222M
•
Seasonal Acceleration; YTD FCF of $140M
•
On Track to Deliver FY FCF >100% of NI
* All year-over-year comparisons against 2011 adjusted results.
** CPT refers to the acquisition of  Norit’s  Clean  Process  Technologies  Business;  Closed  May  12,  2011
Sales Up 3%
• Acq. +4.4 pts.
• Volume/Price +2.0 pts.
• FX (2.9 pts.)
• Water & Fluid Up 7%
• Technical Products Down (4%)
• Top-Line Hindered by FX Translation and End of
Life Contract (Technical Products)
• Continued Gains in Industrial, Agriculture, Food,
and Energy
• Strong Margin Improvement Led by Price,
Productivity, and Repositioning Savings
• YTD Repositioning Charges of $10M to Accelerate
Productivity Savings
Price and Productivity Drove Margin Gains
Q2’12 PENTAIR RESULTS
*
Q2’12 Q2’11
Sales
$942M $910M
Op Income
(Rpt.)
$118M $109M
Op Income
(Adj.)
$134M $121M
ROS
(Adj.)
14.3% 13.3%
EPS
(Rpt.)
$0.71 $0.67
EPS
(Adj.)
$0.83 $0.75
PENTAIR
SUMMARY
FINANCIAL HIGHLIGHTS

Operating Margins / Productivity Highlights
Sales Up 7% … Up 1% ex-CPT, Organic up 3% ex-FX
• Treatment/Process  +14%
-
Strong Industrial and Energy Offsetting W. Europe Headwinds
• Aquatic  +8%
-
Strong Eco-Select Product Sales and Dealer Expansion
• Flow (1%)
-
Lower Flood-Related Pump, W. Europe & Muni Sales
Fast Growth Regions Up 19%, including CPT and FX
Sales Highlights
(by Platform)
Adjusted Operating Margins 14.7%,
incl. negative
CPT headwind of 70 bps
Solid Pricing and Productivity Execution, Along with
Repositioning Actions Benefited Margins
•
Continued Investments in New Product
Development to Fuel Future Growth
Solid Growth (ex-FX) and Strong Price and Productivity
Q2’12 WATER & FLUID SOLUTIONS PERFORMANCE
*
YoY
Q2’11
Adj
Prod./
Price
Infl. Growth
Q2’12
Adj
$1M
$99M $20M
$90M
$632M
$676M
($18M)
Q2’11 Volume Price FX Q2’12
$15M
$7M
($12M)
$40M
CPT Acq.
1pt 6pts 2pts (3pts) 7pts
ROS
(1.9%) (0.4%) 2.8%
14.7%
14.2%
ROS
* All year-over-year comparisons against 2011 adjusted results.
$92M
($7M)
Adj
Q2’12
Rptd
13.6%
ROS
(1.1%)
PENTAIR
SALES
OPERATING INCOME
+7%
YoY
+10%
YoY

Sales Down 4% … Down 1% ex-FX
Fast Growth Regions Up 2% (Up 8% ex-FX)
• Industrial +7%
• Energy +4%
• Commercial +3%
• Infrastructure (1%)
• Sec/Def, Medical (5%)
• General Electronics (8%)
• Communications (29%)
Q2’12 TECHNICAL PRODUCTS PERFORMANCE
*
Industrial Strength and Robust Margin Expansion
SALES OPERATING INCOME
Operating Margins / Productivity Highlights Sales Highlights
(by Sector Served)
Adjusted Operating Margins 20.2%, Up 290bps
•
End of Life Telecom Project & W. Europe Headwinds
Impacted Top-Line; Minimal Op Margin Impact
•
Strong Gross Margin Performance, with Continued
Investments in Global Selling & Marketing
•
Pricing realized; Repositioning Benefits Ramping
through Year
YoY
$278M
$266M
($8M)
Q2’11 Volume Price FX Q2’12
$7M
($11M)
(4%)
YoY
(4pts) 3pts (3pts) (4pts)
* All year-over-year comparisons against 2011 adjusted results.
Q2’11
Prod./
Price
Infl. Growth
Q2’12
Adj
($5M)
$54M $14M
$48M
($3M)
+11%
YoY
(0.9%) (0.9%) 4.7%
20.2%
ROS
$51M
($3M)
Adj
Q2’12
Rptd
17.3%
ROS
19.0%
ROS
(1.2%)
PENTAIR

1st
HALF GROWTH PROFILE
FX Translation a Headline, Europe a Headwind, Fast Growth still Growing
•
US/CANADA ~66% of Sales
–
YTD Revenue up 4% … Up 5%
Excluding the Impact of Telecom End of
Life Program
•
WESTERN EUROPE  ~13% of Sales
–
Overall Volume/Price/FX Down 17% YOY
–
Impact of FX Translation ~(8%)
–
FX Translation Continues into
2nd
Half, 2012
•
FAST GROWTH ~18% of Sales
–
China YTD up 21% … Flat excluding
Acquisitions and FX
–
Middle East up 29%
–
Latin America up 14% in Local Currency
–
India up 42% in Local Currency
•
Residential
~34% of Sales
–
Flat YTD
•
Industrial
~40% of Sales
–
Up 11% YTD
•
Agriculture/Aquaculture
~5% of Sales
–
Up 17% YTD
•
Comm’l
~13% of Sales
–
Up 5% YTD
•
Infrastructure
~8% of Sales
–
Up 3% YTD
•
Energy: Gaining momentum relating to
separation systems and shale penetrations
•
Water Reuse: Industrial application orders
accelerating … 2H shipments
•
Industrialization: Fast growth markets still
expanding as a whole … China slower
•
Agriculture: Ag/Aquaculture orders
accelerating globally … sales up >15% YOY
PENTAIR
st
nd
KEY GEOGRAPHIES KEY VERTICALS (All Global)
PROGRESS ON STRATEGIC GROWTH PLATFORMS

Q2 YTD
1H ASSESSMENT AND FULL YEAR OUTLOOK
FY 2012
Outlook
Adj. Op Margin
Bps Chg from PY
Revenue
% Chg from PY
2H Assumptions
Europe remains challenged,
consistent with first half
FX translation headwind, but
inflation moderate
Strong price and growth priorities
offsetting weaker volume
Q4 benefit from improving Muni
and Beverage Backlog
Strength in Fast Growth Regions
$1.8B
+6%
12.9%
+60 bps
$1.47
+16%
~$3.6B
~4%
~12.4%
~+70 bps
$2.70 to $2.76
+12 to 15%
Adj. EPS
% Chg from PY
Driving Both Growth and
Productivity Initiatives
Price Plus Productivity More than
Offsetting Inflation
Accelerated Repositioning and
Integration/Standardization
Actions
Expect Some Top-Line Moderation in 2H12, but Margin Expansion to Continue
PENTAIR

Day 1 Readiness
•
40+ Dedicated IST Team Members
•
10 Functions - Each Pentair / Tyco
Business Unit Represented
•
140+ Project Plans – On Schedule
•
Business Continuity & Day 1 Value To
Shareholders Critical
Progressing as Scheduled
UPDATE ON PENDING PENTAIR & TYCO FLOW MERGER,
SYNERGIES
STANDARDIZATION
Day 1
Announce
Day 1,000
Synergies
•
$250M of Synergies Targeted By Business
& Function By 2015
•
Bottoms-up Planning Underway …
Significant Opportunity Identified
•
Day 1 Targets On Schedule
•
Day 1 – 100 “Fast Start” Synergies Being
Identified
Standardization
•
Pentair Integrated Management
System (PIMS) Ready to Deploy
•
Function-by-Function Approach
Evaluating Best of Both Companies
•
Choose-and-Go Approach to
Standardization (Best Practices)
$250M
Commitment
Cost and
Growth
Corp Cost
Avoidance
Tax
Synergies
Cost
Synergies
$40M $50M $160M
PENTAIR
DAY 1 READINESS
Phase I
Planning
Phase II
Execution
Phase III
Readiness
PNR
PNR
PNR
TYCO TYCO TYCO
New PNR
PREVIOUSLY ANNOUNCED
(of key business processes)

•
Macroeconomic Uncertainty and Currency Translation Persist
-
Excluding FX, volume and price remain positive; Fast Growth markets growing double-digits
-
Western Europe worse than expected, but signs of bottom in Residential and Muni
•
Strong Growth Continued in Many Sectors We Serve
–
Growth continues in US Industrial +14%, Agriculture +14%, Pool +8% and Energy +6%
•
Adj. Op Income Grew 11% in Q2, Great PIMS Execution
-
100bps of margin expansion driven by the 3 P’s:  PIMS, pricing and productivity
-
Targeted investments in Global Marketing Capabilities and New Product Development
•
On-Track to Deliver Full Year Adj. Operating Income Targets
-
A little less contribution from growth
-
Strong net productivity
•
Pending Merger with Tyco Flow Progressing Well
-
Have received HSR and EU clearance
-
Integration & Standardization Team in place; anticipated synergies in line with expectations
Q2’12 SUMMARY
Strong Pricing and Productivity Driving Operating Improvement
PENTAIR

11.7%
A Little Less Contribution From
Growth (FX Related) and Strong
Productivity Driven
by Price/Cost
13.3%
~12.4%
14.3%
+100 bps
incl. CPT
acq. impact
•
A Little Less Growth
–
FX Headwind Forecasted at ($86M) for Full Year
–
Europe Expected to be down ($10M) for Full Year
–
Easier 2nd
Half Comparisons in Most Businesses
•
Better Price/Cost
–
Q2 YOY Pricing of 120 basis points … Expect Full Year
Pricing ~2%
–
Raw Material and Strategic Sourcing Better than Original
Plan …
and accelerating entering 2nd
half
–
PIMS accelerating throughout Water/Tech Products
–
Repositioning actions ($10M YTD) driving upside
•
Sustaining, Strategic Investments
–
Continued Investments in New Product Development
and Global Selling & Marketing … More Prioritization
(at midpoint)
1st
HALF/FULL YEAR OPERATING MARGINS
Good Start … Pricing, Productivity + ‘Paced’ Investments
~70 bps
PENTAIR
Q2'11 Q2'12 FY'11 FY'12e
st
nd
nd
ADJ. OP MARGIN OPERATING MARGIN EXPECTATIONS

ROIC (After-tax) 9.3% 9.0%
Debt / Total Cap. 38.2% 40.4%
Q2‘12
Maturity
Rate
Variable   ’12 – ’21                 2.1%
Fixed ’13 – ’21 5.5%
$1.2B
Q2’12
Avg. Rate ~4.8% ~81% Fixed …
YE’11
$1.0B
$0.2B
Key Ratios Exclude Non-controlling Interest from Equity
BALANCE SHEET AND CASH FLOW
Good ROIC Progress … FY Free Cash Flow on Track
KEY RATIOS
CASH FLOW DEBT SUMMARY
Q2 Q2
($M)
2012 2011 YOY Chg
Net Income attributable
to Pentair, Inc.
72 $       67 $       5 $
Non-Cash Items
32 $         33 $         (1) $
Subtotal
104 $     100 $     4 $
Working Capital
102 $       94 $         8 $
Capital Expenditures
(16) $        (22) $        6 $
Asset Sales
3 $           - $        3 $
Other Accruals/Other
29 $         7 $           22 $
Free Cash Flow
222 $     179 $     43 $
Q2 Q2
Use of Cash:
2012 2011 YOY Chg
Beginning Debt
1,415 $  808 $     (607) $
Generated Cash
(222) $      (179) $
43
$
Divestitures
- $        - $        - $
Share Repurchase
- $        - $        - $
Dividends
22 $         20 $         (2) $
Borrowings
- $        755 $       755 $
Other
20 $         3 $           (17) $
Ending Debt 1,235 $  1,407 $  172 $
PENTAIR

Op Income Up 3% - 7%
Op Margins 11.7% -
11.9%, up 40 to 60 bps
• Water & Fluid Margins ~11.5%
• Technical Products Margins ~19.0%
EPS Up 5% - 9%
• Adj. Tax Rate 28% - 29%
• Net Interest ~$16.5M
Sales Up 1% - 3%
• Water & Fluid Up 1% - 3%
• Technical Products Down (4%) to (2%)
Q3’12 Q3’11
Sales
$900M - $915M $891M
Op Income
(Rpt.)
$104M - $108M $93M
Op Income
(Adj.)
$104M - $108M $101M
ROS
(Adj.)
11.7% - 11.9% 11.3%
EPS
(Rpt.)
$0.61 - $0.63 $0.51
EPS
(Adj.)
$0.61 - $0.63 $0.58
• Expanded Coverage & Penetration, New Products
and Fast Growth Region Sales to Fuel Top-line
• Expect Good Growth in Industrial, Agriculture,
Energy & Pool Continue … Slower Decline in Muni
• Repositioning Benefits and Pricing Realization
Ramping from Q2, Plus Productivity to Drive
Margin Expansion
Expanded Penetration, New Products & Margin Expansion Driving Growth
Q3’12 PENTAIR OUTLOOK
*
Q3 Free Cash Flow of ~$70M
• Expect FCF >100% of Net Income for FY
* 2012 Q3 outlook excludes all impacts of the Tyco Flow Deal;  All year-over-year comparisons against 2011 adjusted results.
PENTAIR
Q3’12 FINANCIAL OUTLOOK
KEY HIGHLIGHTS

• New Products, Expanded Distribution and Fast
Growth Regions Expected to Fuel Growth
• Expect Better Price/Cost, More Productivity
and Prioritized Investments to Expand Margins
• Expect to Generate FCF > Net Income, with
Disciplined Allocation
• Integration Planning & Leadership is Critical
… Tyco Flow Deal Not Reflected in this Outlook
Growth and Productivity Strategies In Place …
Well Positioned in 2012
FULL YEAR 2012 PENTAIR OUTLOOK
*
FY’12 FY’11
Sales
~$3.6B $3.5B
Op Income
(Rpt.)
$411M - $421M $169M
Op Income
(Adj.)
$440M - $450M $404M
ROS
(Adj.)
up 50 bps - 80 bps
EPS
(Rpt.)
$2.55 - $2.61 $0.34
EPS
(Adj.)
$2.70 - $2.76 $2.41
Adj. Op Income Up 9% - 11%
Adj. Op Margins Up 50 bps - 80 bps
• Water & Fluid Margins, ~12.5%
• Technical Products Margins, ~19.0%
Adj. FY EPS Up 12% - 15%
• Adj. Tax Rate ~27%
• Net Interest ~$65M
Sales Up 4% - 5%
• Water & Fluid Up 5% - 7%
• Technical Products Down (2%) to Flat
FY’12 Free Cash Flow >$270M
• Expect >100% Net Income Conversion
11.7%
PENTAIR
KEY HIGHLIGHTS
FY’12 FINANCIAL OUTLOOK
* 2012 full year outlook does not include any future impact from Tyco Flow Deal; All year-over-year comparisons against 2011 adjusted results.

14 APPENDIX GAAP to Non-GAAP Measurements & Reconciliations PENTAIR

PENTAIR

GAAP TO NON-GAAP RECONCILIATIONS
GAAP to Non-GAAP Measurements and Reconciliations
$ in millions
Q111 Q211 Q311 Q411 Q112 Q212
Reported Operating Income 86.2 $           109.4 $         92.9 $           (120.0) $        85.0 $           117.8 $
Adjustments 1.9 $             11.4 $           7.9 $             214.0 $         11.8 $           16.7 $
Adjusted Operating Income 88.1 $           120.8 $         100.8 $         94.0 $           96.8 $           134.5 $
Reported Provision for Income Taxes 25.1 $           27.3 $           24.1 $           (3.4) $            9.1 $             28.9 $
Effect of Adjustments on Provision for Income Taxes 0.6 $             2.6 $             1.3 $             24.2 $           7.4 $             4.7 $
Adjusted Provision for Income Taxes 25.7 $           29.9 $           25.4 $           20.8 $           16.5 $           33.6 $
Reported Effective Tax Rate 32.5% 28.6% 31.6% 2.5% 12.7% 28.2%
Adjusted Effective Tax Rate 32.5% 28.0% 30.2% 27.0% 19.9% 28.3%
NOPAT 59.5 $           87.0 $           70.3 $           68.6 $           77.5 $           96.4 $
Trailing four quarter NOPAT 243.1 $         263.7 $         272.4 $         285.3 $         303.3 $         312.7 $
Ending Invested Capital (excluding noncontrolling interest) 2,918.5 $      3,587.3 $      3,478.4 $      3,192.3 $      3,387.4 $      3,176.4 $
Trailing five quarter average invested capital 2,777.6 $      2,931.5 $      3,091.4 $      3,186.2 $      3,312.8 $      3,364.4 $
After Tax Return on Invested Capital 8.8% 9.0% 8.8% 9.0% 9.2% 9.3%
NOPAT (Net Operating Profit After Tax) is Defined as [(Adjusted OI) X (1
-
Adjusted Effective Tax Rate)]
Ending Invested Capital is Defined as [Total Shareholders' Equity - Noncontrolling interest + Long-term Debt + Current Maturities of Long-term Debt + Short-term Borrowings
- Cash and Cash Equivalents]
Free Cash Flow
Net cash provided by (used for) operating activities (48.2) $          200.8 $         88.0 $           79.6 $           (67.5) $         234.3 $
Capital expenditures (13.3) $          (21.9) $          (17.9) $          (20.2) $          (15.6) $         (15.7) $
Proceeds from sale of property and equipment 0.1 $             - $             - $             1.2 $             1.5 $             3.3 $
Free cash flow (61.4) $          178.9 $         70.1 $           60.6 $           (81.6) $         221.9 $
Free Cash Flow is Defined as [Net cash provided by (used for) continuing operations - Capital Expenditures + Proceeds from sale of property and equipment]

PENTAIR

REPORTED TO ADJUSTED 2012 RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" year ending December 31, 2012 to the "Adjusted" non-GAAP excluding the effect of 2012 adjustments (Unaudited)
Total Pentair First Quarter Second Quarter Year
In millions, except per-share data 2012 2012 2012
Net sales 858.2 $                       941.5 $                          approx $3,600
Operating income - as reported 85.0 117.8 approx 411- 421
% of net sales 9.9% 12.5% approx. 11.5%
Adjustments:
Deal related costs 11.8 6.3 18.1
Restructuring — 10.4 10.4
Operating income  - as adjusted 96.8 134.5 approx 440 - 450
% of net sales 11.3% 14.3% approx. 12%+
Net income attributable to Pentair, Inc. - as reported 60.8 71.8 approx 258 - 264
Interest expense (1.2) — (1.2)
Other adjustments net of tax 4.4 11.9 16.3
Net income from continuing operations attributable
to Pentair, Inc. - as adjusted 64.0 83.7 approx 273 - 279
Continuing earnings per common share attributable to Pentair, Inc. - diluted
Diluted earnings per common share - as reported 0.61 $                         0.71 $                            $2.55 - $2.61
Adjustments 0.03 0.12 0.15
Diluted earnings per common share - as adjusted 0.64 $                         0.83 $                            $2.70 - $2.76

PENTAIR

Note:  Inventory step-up and customer backlog reflect amortization of fair market value step-up associated with inventory and in process customer contracts.
REPORTED TO ADJUSTED 2011 RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" year ending December 31, 2011 to the "Adjusted" non-GAAP excluding the effect of 2011 adjustments (Unaudited)
Total Pentair First Quarter Second Quarter Third Quarter Fourth Quarter Year
In millions, except per-share data
2011 2011 2011 2011 2011
Net sales 790.3 $                       910.2 $                          890.5 $                    865.7 $                    3,456.7 $
Operating income - as reported 86.2 109.4 92.9 (120.0) 168.5
% of net sales 10.9% 12.0% 10.4% (13.9%) 4.9%
Adjustments:
CPT deal related costs 1.7 6.1 — 0.5 8.3
Restructuring — — 2.1 10.8 12.9
Inventory step-up and customer backlog 0.2 5.3 5.8 2.2 13.5
Goodwill impairment — — — 200.5 200.5
Operating income - as adjusted 88.1 120.8 100.8 94.0 403.7
% of net sales 11.1% 13.3% 11.3% 10.9% 11.7%
Net income attributable to Pentair, Inc. - as reported 50.5 66.7 51.1 (134.1) 34.2
Adjustments net of tax 1.3 8.8 6.6 189.8 206.5
Net income from continuing operations attributable
to Pentair, Inc. - as adjusted 51.8 75.5 57.7 55.7 240.7
Continuing earnings per common share attributable to Pentair, Inc. - diluted
Diluted earnings per common share - as reported 0.51 $                         0.67 $                            0.51 $                      (1.36) $                     0.34 $
Adjustments 0.01 0.08 0.07 1.92 2.07
Diluted earnings per common share - as adjusted 0.52 $                         0.75 $                            0.58 $                      0.56 $                      2.41 $

PENTAIR

Note:  Inventory step-up and customer backlog reflect amortization of fair market value step-up associated with inventory and in process customer contracts.
REPORTED TO ADJUSTED 2012 RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" year ending December 31, 2012 to the "Adjusted" non-GAAP excluding the effect of 2012 adjustments (Unaudited)
Water First Quarter Second Quarter Year
In millions 2012 2012 2012
Net sales 587.0 $                    675.5 $                    approx $2,500
Operating income - as reported 63.7 92.0 $                      approx 305 - 310
% of net sales 10.9% 13.6% approx. 12.0%
— 6.9 7
Operating income - as adjusted 63.7 98.9 approx 312 - 317
% of net sales 10.9% 14.7% approx. 12.5%
Technical Products
Net sales 271.2 $                    266.0 $                    approx $1,100
Operating income - as reported 50.5 50.6 approx 196 - 201
% of net sales 18.6% 19.0% approx. 18.0%
— 3.1 3
Operating income - as adjusted 50.5 53.7 approx 199 - 204
% of net sales 18.6% 20.2% approx. 18.5%
Adjustments - restructuring
Adjustments - restructuring

PENTAIR

Note:  Inventory step-up and customer backlog reflect amortization of fair market value step-up associated with inventory and in process customer contracts.
REPORTED TO ADJUSTED 2011 RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" year ending December 31, 2011 to the "Adjusted" non-GAAP excluding the effect of 2011 adjustments (Unaudited)
Water First Quarter Second Quarter Third Quarter Fourth Quarter Year
In millions 2011 2011 2011 2011 2011
Net sales 515.4 $                    632.0 $                    614.6 $                    607.9 $                    2,369.8 $
Operating income - as reported 56.5 $                      84.5 $                      59.6 $                      (142.3) $                   58.3 $
% of net sales 11.0% 13.4% 9.7% (23.4%) 2.5%
Adjustments:
Restructuring — — 2.0 7.8 9.8
Inventory step-up and customer backlog 0.2 5.3 5.8 2.2 13.5
Goodwill impairment — — — 200.5 200.5
Operating income - as adjusted 56.7 89.8 67.4 68.2 282.1
% of net sales 11.0% 14.2% 11.0% 11.2% 11.9%
Technical Products
Net sales 274.9 $                    278.2 $                    276.0 $                    257.8 $                    1,086.9 $
Operating income - as reported 48.1 $                      48.3 $                      48.6 $                      40.3 $                      185.3 $
% of net sales 17.5% 17.3% 17.6% 15.6% 17.0%
Adjustments - Restructuring — — 0.1 2.0 2.1
Operating income - as adjusted 48.1 48.3 48.7 42.3 187.4
% of net sales 17.5% 17.3% 17.7% 16.4% 17.2%